UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 1, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sanmina Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2700 N. First St.

(Address of Principal Executive Office (Street and Number))

San Jose, California 95134

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sanmina Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2023 (the “Form 10-Q”) by May 11, 2023, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously announced in the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 11, 2023 (the “Form 8-K”), during the preparation of its unaudited consolidated financial statements for the fiscal quarter ended April 1, 2023, the Company determined that certain personnel in a division within the Company’s Components, Products and Services business had failed to properly substantiate and update cost estimates for materials and other costs over the life of certain contracts. As a result, the Company conducted an independent investigation under the direction of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). Primarily due to the findings of the independent investigation, revenue was over/(understated) by approximately $10.2 million, $18.3 million, ($29.1 million), and $5.6 million, and GAAP earnings per share was over/(understated) by approximately $0.09, $0.29, $0.25, and ($0.06) in the fiscal years ended October 3, 2020, October 2, 2021 and October 1, 2022, and the first fiscal quarter ended December 31, 2022, respectively (collectively, the “Affected Periods”). The associated interim periods for the Affected Periods were also impacted. Because these misstatements are material to the Affected Periods compared to the previously reported results of operations for such periods, on May 10, 2023, the Audit Committee concluded that the consolidated financial statements for the Affected Periods included in the Company’s Annual Reports on Form 10-K for the fiscal years ended October 3, 2020, October 2, 2021 and October 1, 2022 and the unaudited condensed consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarterly fiscal periods included in such fiscal years and for the first fiscal quarter ended December 31, 2022, should no longer be relied upon.

The Company is working to complete and file the restated consolidated financial statements for the Affected Periods on Form 10-K/A for the fiscal year ended October 1, 2022 and Form 10-Q/A for the first fiscal quarter ended December 31, 2022 and to file the Form 10-Q with the SEC as promptly as possible. However, due to the time and effort required to complete the preparation of the restated financial statements and restated financial information, the Company was unable, without unreasonable effort or expense, to complete and file the Form 10-Q within the prescribed time period. Please refer to Item 4.02 of the Form 8-K for additional details.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kurt Adzema	(408)	964-3500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s unaudited earnings results for the fiscal quarter ended April 1, 2023 and the fiscal quarter ended April 2, 2022 are included in the press release furnished under Item 2.02 of the Form 8-K.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “seeks,” “may,” “will,” “should” or “anticipates” or the negative or other variations of these or similar words. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of the Company’s knowledge of its business, there can be no assurance that actual results, including the impact of the restatement, will not differ materially from our expectations. Meaningful factors that could cause actual results to differ from expectations include, but are not limited to, risks relating to the final impact of the restatement on the Company’s financial statements; the impact of the restatement on the Company’s evaluation of the effectiveness of its internal control over financial reporting and disclosure controls and procedures; delays in the preparation of the financial statements; the risk that additional information will come to light during the course of the independent investigation that alters the scope or magnitude of the restatement; the risk that the amounts ultimately recovered from customers are less than the amount of cost overruns that the Company is required to record in its financial statements; and the risk that the Company will be unable to obtain, if needed, any required waivers under its credit agreement with respect to a significant delay in filing periodic reports with the SEC, which could affect its liquidity. The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 12b-25 may not occur.

Sanmina Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2023	By	/s/ Kurt Adzema
Kurt Adzema
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).